Exhibit 99.2

UROGEN PHARMA LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations for the nine and three months ended September 30, 2017 and 2016 should be read in conjunction with our unaudited condensed consolidated financial statements for such periods filed as Exhibit 99.1 to this Current Report on Form 6-K, as well as our annual financial statements for the years ended December 31, 2016 and 2015 and related discussion and analysis of our financial condition and results of operations for such periods, which were included in the final prospectus for our initial public offering, or IPO, filed with the U.S. Securities and Exchange Commission on May 5, 2017. All such financial statements were prepared in accordance with accounting principles generally accepted in the United States, or US GAAP. This discussion contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors.

Overview

We are a clinical stage biopharmaceutical company focused on developing novel therapies designed to change the standard of care for urological pathologies. We have an innovative and broad pipeline of product candidates that we believe can overcome the deficiencies of current treatment options for a variety of urological conditions with a focus on uro-oncology. Our lead product candidates, MitoGel and VesiGel, are proprietary formulations of the chemotherapy drug Mitomycin C, or MMC, which is currently used for urothelial cancer treatment only in a water-based formulation as an adjuvant therapy. We are developing our product candidates as chemoablation agents, which means they are designed to remove tumors by non-surgical means, to treat several forms of non-muscle invasive urothelial cancer, including low-grade upper tract urothelial carcinoma, or UTUC, and low-grade bladder cancer. We believe that MitoGel and VesiGel, which are both local drug therapies, have the potential to significantly improve patients’ quality of life by replacing costly, sub-optimal and burdensome tumor resection and kidney removal surgeries as the first-line standard of care. MitoGel and VesiGel may also reduce the need for bladder and upper urothelial tract removals, which are typically performed on patients whose cancer progresses despite undergoing tumor resection surgical procedures. Additionally, we believe that our product candidates, which are based on novel formulations of previously approved drugs, may qualify for streamlined regulatory pathways to market approval.

MitoGel and VesiGel are formulated using our proprietary RTGel technology. We believe that RTGel-based drug formulations, which provide for the sustained release of an active drug, may improve the efficacy of treatment of various types of urothelial cancer without compromising the safety of the patient or interfering with the natural flow of fluids from the urinary tract to the bladder. Our formulations are designed to achieve this by increasing the dwell time as well as the tissue coverage throughout the organ of the active drug. Consequently, we believe that RTGel-based drug formulations may enable us to overcome the anatomical and physiological challenges that have historically contributed to the lack of drug development for the treatment of urothelial cancer. No drugs have been approved by the FDA for the treatment of non-muscle invasive bladder cancer, or NMIBC, in more than 15 years.

Our clinical stage pipeline also includes Vesimune, our proprietary immunotherapy product candidate for the treatment of high-grade NMIBC.

We have incurred net losses in each period since our formation in 2004. We incurred net losses of $9.9 million and $1.9 million for the nine months ended September 30, 2017 and the year ended December 31, 2016, respectively. As of September 30, 2017, and December 31, 2016, our accumulated deficit was $37.1 million and $27.2 million, respectively. We expect to continue to incur losses for the foreseeable future, and our losses may fluctuate significantly from year to year. We expect that our expenses will increase substantially in connection with our ongoing activities as we:

•	conduct the single pivotal Phase 3 clinical trial for MitoGel, and plan to initiate a Phase 2b clinical trial for VesiGel, each pursuant to the FDA’s 505(b)(2) regulatory pathway;

•	initiate an additional clinical trial for Vesimune in combination with another agent;

•	continue the preclinical development of our other product candidates;

•	file an NDA seeking regulatory approval for any product candidates;

•	establish a sales, marketing and distribution infrastructure and scale up external manufacturing capabilities to commercialize any products for which we obtain regulatory approval;

•	maintain, expand and protect our intellectual property portfolio;

•	add equipment and physical infrastructure to support our research and development;

•	hire additional clinical development, regulatory, commercial, quality control and manufacturing personnel; and

•	add operational, financial and management information systems and personnel, including personnel to support our product development and planned future commercialization.

We will need substantial additional funding to support our operating activities as we advance our product candidates through clinical development, seek regulatory approval and prepare for and, if any of our product candidates are approved, proceed to commercialization. Adequate funding may not be available to us on acceptable terms, or at all.

Allergan License Agreement

We entered into an exclusive license agreement with Allergan Pharmaceuticals International Limited, or Allergan, a wholly owned subsidiary of Allergan plc in October 2016, which we refer to as the Allergan Agreement. Allergan paid us a nonrefundable upfront license fee of $17.5 million, and we are eligible to receive additional milestone payments upon the successful completion of certain development, regulatory and commercial milestones. Under the Allergan Agreement, Allergan is solely responsible, at its expense, for developing, obtaining regulatory approvals for and commercializing on a worldwide basis pharmaceutical products that contain RTGel and clostridial toxins (including BOTOX), alone or in combination with certain other active ingredients, which we refer to collectively as the Licensed Products. Allergan is obligated to pay us a tiered royalty in the low single digits based on worldwide annual net sales of Licensed Products, subject to certain reductions for the market entry of competing products and/or loss of our patent coverage of Licensed Products. We are responsible for payments to any third party under our existing agreement and certain future agreement for certain RTGel-related third party intellectual properties. In July 2017, Allergan notified us that they had submitted their Investigational New Drug, or IND, application for BotuGel, our proprietary novel RTGel-based formulation of BOTOX for the treatment of overactive bladder, to the FDA. The submission of the IND triggered the second milestone under our licensing agreement, pursuant to which we received a payment of $7.5 million in August 2017.

Components of Results of Operations

Revenues

We do not currently have any products approved for sale and, to date, we have not recognized any revenues from sales of MitoGel, VesiGel or Vesimune. During the year ended December 31, 2016, we recognized revenues of $17.5 million from a payment received under the Allergan Agreement. We received additional revenues of $7.5 million under the Allergan Agreement in August 2017 upon the achievement of a milestone. The remaining revenues are related to sales of RTGel to Allergan, per the Allergan Agreement. In the future, we may generate revenue from a combination of product sales, reimbursements, up-front payments, milestone payments and royalties in connection with the Allergan Agreement and future collaborations. If we fail to achieve clinical success and/or to obtain regulatory approval of any of our product candidates in a timely manner, our ability to generate future revenue will be impaired.

Research and development expenses, net

The largest component of our total operating expenses has historically been, and we expect will continue to be, research and development. Research and development expenses consist primarily of:

•	salaries and related costs, including share-based compensation expense, for our personnel in research and development functions;

•	expenses incurred under agreements with third parties, including CROs, subcontractors, suppliers and consultants, preclinical studies and clinical trials;

•	expenses incurred to acquire, develop and manufacture preclinical study and clinical trial materials; and

•	facility and equipment costs, including depreciation expense, maintenance and allocated direct and indirect overhead costs.

We expense all research and development costs as incurred. In light of the fact that our employees and internal resources may be engaged in projects for multiple programs at any time, our focus is on total research and development expenditures, and we do not allocate our internal research and development expenses by project.

Through September 30, 2017, we had received grants of $2.1 million in the aggregate from the Israeli Innovation Authority (“IIA”) for research and development funding. Pursuant to the terms of the grants, we are obligated to pay the IIA royalties of 3.0% to 4.5% on revenues from sales of products developed from a project financed in whole or in part by IIA grants, up to a limit of 100% of the amount of the grant received, plus annual interest calculated at a rate based on 12-month LIBOR.

In addition to paying any royalties due, we must abide by other restrictions associated with receiving such grants under the R&D Law, which will continue to apply to us following full repayment to the IIA. For example, under the Allergan Agreement, Allergan has the option to manufacture products developed with IIA-funded technology outside of Israel, which would require approval from the IIA. Although Allergan has not yet exercised this option, we have requested approval from the IIA for a possible transfer. We may not receive such approval. Even if we do receive such approval, we may be required to pay increased royalties of up to 300% of the original rate of royalties and up to 100% of the amount of the grant received. If the IIA deems the license to Allergan a technology transfer, we may be required to pay up to 600% of the amount of the original grant and other amounts. The Israeli government grants we have received for research and development activities restrict our ability to manufacture products and transfer technologies outside of Israel and require us, in addition to the payment of royalties, to satisfy specified conditions. If we fail to satisfy these conditions, we may be required to refund grants previously received and incur financial penalties.

We are currently focused on advancing our product candidates, and our future research and development expenses will depend on their clinical success. Research and development expenses will continue to be significant and will increase over at least the next several years as we continue to develop our product candidates and conduct preclinical studies and clinical trials of our product candidates.

We do not believe that it is possible at this time to accurately project total expenses required for us to reach commercialization of our product candidates. Due to the inherently unpredictable nature of preclinical and clinical development, we are unable to estimate with certainty the costs we will incur and the timelines that will be required in the continued development and approval of our product candidates. Clinical and preclinical development timelines, the probability of success and development costs can differ materially from expectations. In addition, we cannot forecast which product candidates may be subject to future collaborations, if and when such arrangements will be entered into, if at all, and to what degree such arrangements would affect our development plans and capital requirements.

Under applicable accounting rules, we deduct the IIA grants from research and development expenses as the applicable costs are incurred. We also had a preclinical collaboration for BotuGel with Allergan into which we initially entered into in February 2014. We deduct amounts received from the preclinical collaboration with Allergan from our research and development expenses as the applicable costs are incurred. As a result, our research and development expenses are shown on our financial statements net of the IIA grants and amounts received from the preclinical collaboration.

General and administrative expenses

General and administrative expenses consist primarily of personnel costs, including share-based compensation, related to directors, executive, finance, and human resource functions, facility costs and external professional service costs, including legal, accounting and audit services and other consulting fees.

We anticipate that our general and administrative expenses will increase in the future as we increase our administrative headcount and infrastructure to support our continued research and development programs and the potential approval and commercialization of our product candidates. We also anticipate that we will incur increased expenses related to audit, legal, regulatory and tax-related services associated with maintaining compliance with NASDAQ and SEC requirements, director and officer insurance premiums, executive compensation, and other costs associated with being a public company.

In addition, if any of our product candidates receives regulatory approval and if we invest in building a commercial infrastructure to support the marketing of our products, we expect to incur greater expenses.

Finance expenses, net

Finance expenses, net, consist primarily of finance expenses on warrants.

Income taxes

We have yet to generate taxable income in Israel, as we have historically incurred operating losses resulting in carry forward tax losses totaling approximately $14.2 million as of December 31, 2016. We anticipate that we will continue to generate tax losses for the foreseeable future and that we will be able to carry forward these tax losses indefinitely to future taxable years. Accordingly, we do not expect to pay taxes in Israel until we have taxable income after the full utilization of our carry forward tax losses. We have provided a full valuation allowance with respect to the deferred tax assets related to these carry forward losses.

Analysis of Results of Operations

Comparison of the nine and three months ended September 30, 2017 and 2016

The following table summarizes our results of operations for nine months and three months ended September 30, 2017 and 2016:

	Nine months ended September 30,		Three months ended September 30,
	2017	2016	2017	2016
	(Unaudited in thousands)
Revenues	$7,831	$—	$7,812	$—
Cost of revenues	313	—	295	—

Gross profit	7,518	—	7,517	—

Research and development expenses, net (1)	11,936	7,915	5,621	2,873
General and administrative expenses (1)	5,374	5,188	2,199	3,237

Operating loss	9,792	13,103	303	6,110
Finance expenses (income), net	122	1,761	(5)	1,877

Net loss	$9,914	$14,864	$298	$7,987

(1)	Includes share-based compensation expense as follows:

	Nine months ended September 30,		Three months ended September 30,
	2017	2016	2017	2016
	(Unaudited in thousands)
Research and development, net	$2,513	$760	$1,499	$306
General and administrative expenses	1,518	626	659	207

Total share-based compensation	$4,031	$1,386	$2,158	$513

Revenues

Our total revenues increased by $7.8 million from $0 in the three and nine months ended September 30, 2016 to $7.8 million in the three and nine months ended September 30, 2017. The increase is mainly due to proceeds of $7.5 million received from Allergan upon the achievement of a milestone under the Allergan Agreement.

Research and development expenses

Research and development expenses increased by $4.0 million to $11.9 million in the nine months ended September 30, 2017 from $7.9 million in the nine months ended September 30, 2016. The increase was attributable mainly to an increase in direct costs associated with the MitoGel Phase 3 clinical trial of approximately $1.3 million, an increase of approximately $1.8 million of share-based compensation, and an increase of approximately $672,000 in headcount and related costs to support increased clinical trial activities. Total research and development non-cash share based compensation expense for the nine months ended September 30, 2017 was $2.5 million.

Research and development expenses increased by $2.7 million to $5.6 million in the three months ended September 30, 2017 from $2.9 million in the three months ended September 30, 2016. The increase was attributable mainly to an increase of approximately $1.2 million of share-based compensation, an increase in direct costs associated with the MitoGel Phase 3 clinical trial of approximately $660,000, and an increase of approximately $358,000 in headcount and related costs to support increased clinical trial activities. Total research and development non-cash share based compensation expense for the three months ended September 30, 2017 was $1.5 million.

General and administrative expenses

General and administrative expenses increased by approximately $186,000 to $5.4 million in the nine months ended September 30, 2017 from $5.2 million in the nine months ended September 30, 2016. The increase in general and administrative expenses resulted primarily from an increase in share-based compensation expense of approximately $892,000, an increase of $937,000 in payroll and recruitment costs due to headcount and related costs to support our growing business, and an increase of $231,000 in professional service expenses, mostly for consultants we hired in preparation for the IPO, director and officer insurance premiums, and other costs associated with being a public company. These increases were offset by the recording of $1.8 million of IPO expenses in the statement of operations in 2016. Total general and administrative non-cash share based compensation expense for the nine months ended September 30, 2017 was $1.5 million.

General and administrative expenses decreased by approximately $1.0 million to $2.2 million in the three months ended September 30, 2017 from $3.2 million in the three months ended September 30, 2016. The decrease in general and administrative expenses resulted primarily from the recording of $1.8 million of expenses related to our IPO in the statement of operations in 2016, offset by an increase in share-based compensation expense of $452,000, and an increase of $569,000 in payroll and recruitment costs due to headcount and related costs to support our growing business. Total general and administrative non-cash share based compensation expense for the three months ended September 30, 2017 was $0.7 million.

Finance expenses, net

Finance expenses, net, decreased by approximately $1.6 million to $122,000 in the nine months ended September 30, 2017 from $1.8 million in the nine months ended September 30, 2016. The change in finance expenses was primarily due to the increased fair value of the warrants converted to Preferred A-1 shares, which were recorded in the statement of operations in 2016.

Finance expenses, net, decreased by approximately $1.9 million to $5,000 of income in the three months ended September 30, 2017 from $1.9 million of expense in the three months ended September 30, 2016. The change in finance expenses was primarily due to the increased fair value of the warrants converted to Preferred A-1 shares, which were recorded in the statement of operations in 2016.

Liquidity and Capital Resources

Liquidity

Since our inception, we have incurred losses and negative cash flows from our operations. For the nine months ended September 30, 2017, we incurred a net loss of $9.9 million and used net cash of $3.6 million in our operating activities. As of September 30, 2017, we had working capital of $75.5 million, and an accumulated deficit of $37.1 million. Our principal source of liquidity as of September 30, 2017 consisted of cash and cash equivalents of $79.2 million.

Capital resources

Overview

Through December 31, 2016, we have financed our operations primarily through private placements of equity securities and through the upfront payment received under the Allergan Agreement. In May 2017, we raised $60.8 million, net of issuance costs and underwriting discounts and commissions, in our IPO on the NASDAQ Stock Market. In addition, during the year ended December 31, 2016, we recorded $1.7 million in general and administrative expenses related to IPO costs, in accordance with SEC staff Bulletin Topic 5A.

We believe that our existing cash and cash equivalents will enable us to fund our operating expenses and capital expenditure requirements for at least the next twelve months. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect. Our present and future funding requirements will depend on many factors, including, among other things:

•	the progress, timing and completion of clinical trials for MitoGel and VesiGel;

•	preclinical studies and clinical trials for Vesimune or any of our other product candidates;

•	the costs related to obtaining regulatory approval for MitoGel, VesiGel and Vesimune and any of our other product candidates, and any delays we may encounter as a result of regulatory requirements or adverse clinical trial results with respect to any of these product candidates;

•	selling, marketing and patent-related activities undertaken in connection with the commercialization of MitoGel and VesiGel and any of our other product candidates, and costs involved in the development of an effective sales and marketing organization;

•	the costs involved in filing and prosecuting patent applications and obtaining, maintaining and enforcing patents or defending against claims or infringements raised by third parties, and license royalties or other amounts we may be required to pay to obtain rights to third party intellectual property rights;

•	potential new product candidates we identify and attempt to develop; and

•	revenues we may derive either directly or in the form of royalty payments from future sales of MitoGel, VesiGel, Vesimune, BotuGel and any other product candidates.

Furthermore, we expect to continue to incur additional costs associated with operating as a public company. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations. If we are unable to raise capital when needed or on attractive terms, we would be forced to delay, reduce or eliminate our research and development programs or future commercialization efforts.

Until such time, if ever, as we can generate substantial product revenue, we may finance our cash needs through a combination of equity offerings, debt financings, collaborations, strategic alliances and licensing arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of any additional securities may include liquidation or other preferences that adversely affect your rights as a shareholder. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends.

If we raise funds through additional collaborations, strategic alliances or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or to grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

Cash flows

The following table summarizes our statement of cash flows for the nine and three months ended September 30, 2017 and 2016:

	Nine months ended September 30,		Three months ended September 30,
	2017	2016	2017	2016
	(In thousands)
Net cash provided by (used in):
Operating activities	$(3,609)	$(9,157)	$2,597	$(3,526)
Investing activities	(223)	(672)	(120)	(131)
Financing activities	61,641	60	(399)	378

Net cash provided by (used in):	$57,809	$(9,769)	$2,078	$(3,279)

Net cash provided by (used in) operating activities

The cash used in operating activities during the aforementioned periods resulted primarily from our net losses incurred during such periods, as adjusted for non-cash charges and measurements and changes in components of working capital. Adjustments to net losses for non-cash items mainly included depreciation and amortization, fair value adjustment of the Preferred A-1 warrants and share-based compensation.

Net cash used in operating activities was $3.6 million during the nine months ended September 30, 2017, compared to $9.2 million used in operating activities during the nine months ended September 30, 2016. The $5.6 million decrease in cash used was attributable primarily to the receipt of the milestone payment from Allergan of $7.5 million, which was partially offset by an increase in expenditures related to the MitoGel Phase 3 clinical trial of approximately $1.3 million, as well as an increase in personnel related costs to support our growing business and service provider costs related to becoming a public company. These increases were offset by the recording of $1.8 million of IPO expenses in 2016.

Net cash provided by operating activities was $2.6 million during the three months ended September 30, 2017, compared to $3.5 million used in operating activities during the three months ended September 30, 2016. The $6.1 million increase was attributable primarily to the receipt of the milestone payment from Allergan of $7.5 million, partially offset by an increase in expenditures related to the MitoGel Phase 3 clinical trial of approximately $0.7 million, as well as an increase in personnel related costs and service provider costs related to becoming a public company.

Net cash used in investing activities

The use of cash in investing activities relates primarily to the purchase of property and equipment and changes in restricted deposits.

Net cash used in investing activities was $223,000 during the nine months ended September 30, 2017, compared to $672,000 during the nine months ended September 30, 2016. The decrease of $449,000 is primarily related to leasehold improvements in our Israel and U.S. offices performed during the nine months ended September 30, 2016, which costs did not recur in the nine months ended September 30, 2017.

Net cash used in investing activities was $120,000 in the three months ended September 30, 2017, compared to $131,000 in the three months ended September 30, 2016. The decrease of $11,000 is mainly related to leasehold improvements in the Israel and U.S. offices performed during the three months ended September 30, 2016, partially offset by an increase in restricted deposits during the three months ended September 30, 2017.

Net cash provided by (used in) financing activities

Net cash provided by financing activities was $61.6 million during the nine months ended September 30, 2017, compared to $60,000 during the nine months ended September 30, 2016. The difference is primarily related to the net proceeds received from our IPO in May 2017.

Net cash used in financing activities was $399,000 during the three months ended September 30, 2017, compared to $378,000 net cash provided during the three months ended September 30, 2016. The decrease of $777,000 is primarily related to the timing of expenses paid related to the IPO, as well as the timing of warrant and option exercises during each period.

Contractual obligations and commitments

Off-balance Sheet Arrangements

As of the date of this discussion and analysis, we do not have any off- balance sheet arrangements.